NOT FOR DISTRIBUTION TO ANY U.S. PERSON (AS DEFINED IN REGULATION S OF THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED) OR ITALIAN PERSON OR TO ANY PERSON OR ADDRESS IN THE UNITED STATES OR THE REPUBLIC OF ITALY.

This announcement contains important information which should be read carefully before any decision is made with respect to the Proposal (as defined below). Any individual or company whose Bonds are held by a broker, dealer, bank, custodian, trust company or other nominee must contact such entity if they wish to submit a Voting Instruction or attend the Bondholder Meeting or, if required, Adjourned Bondholder Meeting and vote. Any Bondholder who is in doubt as to what action to take should contact an independent professional adviser for advice on the merits of the Proposal including, without limitation, the tax consequences thereof.

           Consent Solicitation for Convertible Notes issued by Corus
                        Nederland BV maturing April 2007

Amsterdam - 13 February, 2007

Corus Nederland BV is calling a Bondholder Meeting for holders of its NLG 345 million 4.625% convertible bonds due April 2007 (the "Bonds"), of which NLG 335 million are currently outstanding.

Background

On 31 January, 2007 it was announced that Tata Steel
Limited ("Tata Steel") had emerged as the winner of an auction process for Corus Group plc ("Corus"). Tata Steel's winning bid of 608 pence in cash for each share in Corus valued the company at approximately (pound)6.2 billion. The acquisition of Corus (the "Acquisition") is to be made by Tata Steel UK Limited, a wholly-owned indirect English subsidiary of Tata Steel. The Acquisition is proposed to be effected by means of a scheme of arrangement (the "Scheme") under section 425 of the Companies Act 1985 of England and Wales, but may, in the alternative, be effected by way of an offer (the "Offer") in accordance with the City Code on Takeovers and Mergers in the United Kingdom. The date on which the Scheme is currently proposed to be effective is 2 April, 2007.

Corus Nederland BV is offering Bondholders the opportunity to redeem the Bonds early in conjunction with the Acquisition. Bondholders are asked to consider whether they wish the Bonds to be redeemed on the Early Redemption Date as detailed below. The necessary resolution will be voted upon at a Bondholder Meeting to be held on Wednesday 7 March, 2007. Bondholders may vote by proxy if they do not wish to attend the Bondholder Meeting.

Capitalised Terms in this announcement shall have the same meanings ascribed to them in the Consent Solicitation Statement dated 13 February, 2007. The Consent Solicitation Statement is available upon request from the Solicitation Agent or the Tabulation Agent, as detailed below.

The Proposal

If the Resolution is passed, the Issuer and the Trustee will enter into a supplemental trust deed (the "Supplemental Trust Deed") amending the terms of the Bonds. If the effective date of the Scheme, or the date on which the Offer becomes unconditional in all respects (in either case, the "Effective Date"), then occurs on or before 18 April, 2007, the redemption of the Bonds will occur on the day two business days after the Effective Date (the "Early Redemption Date"), instead of on 22 April, 2007 as currently documented. In these circumstances the Bonds will be redeemed at the price outlined below (the "Early Redemption Price") plus accrued interest on the Bonds from 22 April, 2006 to 30 December, 2006 (the "Accrued Interest").

If the Resolution is passed and the Bonds are redeemed on the Early Redemption Date, Bondholders on whose behalf a Dutch bank or other institution (which is an "Affiliate Institution" as defined in the Consent Solicitation Statement) submits a Voting Instruction in favour of the Resolution to the Tabulation Agent so that it arrives prior to 16:00 CET on the Early Submission Date (28 February, 2007) will, subject to the terms and conditions in the Consent Solicitation Statement, receive, in addition, a premium in an amount of NLG 2.50 (the "Early Voting Premium") per NLG 1,000 principal amount of the Bonds which were the subject of that Voting Instruction, provided that such Bondholders do not revoke their Voting Instructions or attend the Bondholder Meeting or Adjourned Bondholder Meeting.

The Early Redemption Price

The Early Redemption Price in Dutch Guilders for each NLG1,000 principal amount of Bonds will be calculated in accordance with the following formula:

CR x OP x FX
------------       x NLG 1,000
1,000

CR = the Conversion Ratio (the number of Corus shares which would, if the Bonds were converted in accordance with the Trust Deed, be issued per NLG 1,000 principal amount of Bonds), which is 57.7821 (being NLG 1,000 divided by the Conversion Price (as defined in the Trust Deed) per Corus share of EUR 7.8533))

OP = the offer price per Corus share for the purposes of the Acquisition, being (pound)6.08; and

FX = the Dutch Guilder/Pound Sterling foreign exchange rate, determined by the Issuer, expressed as the number of Dutch Guilders per (pound)1, and derived from the official Dutch Guilder/Euro rate of NLG 2.203710 per EUR 1, and using the Euro/Pound Sterling foreign exchange rate taken to be the GBP/EUR FX rate as posted on Bloomberg page GBPEUR CRNCY (or such other similar rate as the Trustee may approve if no such rate is posted) at midday, London time, on the Effective Date

Bondholders who convert in the Corus 2007 financial year are entitled, under the Trust Deed, to accrued interest on their Bonds in respect of the Corus 2006 financial year (which ended on 30 December, 2006). This is the reason why under the Proposal Bondholders will also receive the Accrued Interest. Under the Trust Deed, no accrued interest is payable to any converting Bondholder for any period after the end of the 2006 financial year.

The following calculation shows, for illustrative purposes only, what the Early Redemption Price plus the Accrued Interest would have been if the calculation had been performed using the NLG/GBP FX rate on 12 February, 2007 (being 3.3078):

57.7821 x 6.08 x 3.3078
-----------------------      x 1,000 + 31.8611 = NLG 1,193.9310
         1,000

The actual Early Redemption Price will depend on the NLG/GBP FX rate on the Effective Date. On the basis of the NLG/GBP rate on 12 February, 2007 (being 3.3078), the components of the Early Redemption Price and Early Voting Premium for each NLG1,000 principal amount of Bonds would be as follows:


-----------------------------------------------------------------------------------------------------------------------------------
Number of shares to be       Office Price per       Early          Accrued        Early        Early Voting       Early Redemption
  issued per NLG1,000           Corus Share       Redemption       Interest     Redemption       Premium              Price plus
  principal amount of               (L)             Price                       Price plus                        Accured Interest
   "Conversion Ratio"                               (NLG)                         Accured                         and Early Voting
                                                                                                                        Premium
                                                                                  (NLG)                                  (NLG)

        57.7821                     6.08         1,162.0699        31.8611      1,193.9310         2.50                1,196.4310
-----------------------------------------------------------------------------------------------------------------------------------

Participating in the Consent Solicitation

Bondholders may vote at the Bondholder meeting by one of two methods, as follows:

1. By giving proxy to the Trustee, or its nominee, to vote on the Bondholder's behalf. This can be implemented by instructing an Affiliate Institution which holds the Bonds on behalf of the Bondholder to submit a Voting Instruction to the Tabulation Agent prior to 16:00 CET on the Final Submission Date or the Adjourned Meeting Submission Date, respectively. The Voting Instruction must be accompanied by a Declaration from that Affiliate Institution. Details of how to do this and Forms of Voting Instruction and Declaration are included in the Consent Solicitation Statement.

2. By attending the Bondholder Meeting in person or by another proxy. Details of how to do this are included in the notice of the Bondholder Meeting which is expected to be published on 14 February, 2007 (and which is set out in the Consent Solicitation Statement). The Bondholder Meeting will be held at the offices of De Brauw Blackstone Westbroek at Tripolis (Tower
     100), Burgerweeshuispad 301, 1076 Amsterdam, The Netherlands, on Wednesday 7 March, 2007 at 10:00 CET. If necessary, the Adjourned Bondholder Meeting will be held at the same address on Monday 26 March, 2007.

The Declaration of the Affiliate Institution accompanying a Voting Instruction includes an undertaking from the Affiliate Institution through which the Bonds are held that the Bondholder will remain the co-owner of the Bonds until three Business Days (as defined in the Trust Deed) after the day of the Bondholder Meeting or, provided that the Adjourned Bondholder Meeting is convened within two Business Days after the Bondholder Meeting, until the Business Day after the Adjourned Bondholder Meeting (if required) or, if earlier than either of these days, the Business Day after which Corus Nederland BV gives notice that the Proposal has been withdrawn. Accordingly, a Bondholder which has submitted a Voting Instruction will not be able to transfer or submit for conversion the Bonds to which that Voting Instruction refers during this period.

Conditions of the Consent Solicitation

The Proposal will only become effective if the Resolution is passed at the Bondholder Meeting (or at a subsequent Adjourned Bondholder Meeting, if required) and if the Effective Date occurs on or before the Backstop Date, 18 April, 2007. Should these conditions not be met, the terms and conditions of the Bonds will remain unchanged, the Bonds will mature on 22 April, 2007 and neither the Early Redemption Price nor the Early Voting Premium will be payable.

Transaction timetable
--------------------------------------------------------------------------------------------------
Date                                 Time                  Event
--------------------------------------------------------------------------------------------------
Wednesday 14 February, 2007          Morning               Notice of Bondholder Meeting published
                                                           in Het Financieele Dagblad and Euronext
                                                           Amsterdam Official Price List

Wednesday 28 February, 2007          16:00 CET             Early Submission Date. Bondholders
                                                           must February, 2007 submit a Qualifying
                                                           Voting Instruction in favour of the
                                                           Resolution by this time in order to be
                                                           eligible to receive the Early Voting
                                                           Premium.

Monday 5 March, 2007                 16:00 CET             Final Submission Date. Final date
                                                           for submission of Voting Instructions.

Wednesday 7 March,                   10:00 CET             Bondholder Meeting. If a quorum is not
                                                           2007 present, it will be necessary to
                                                           call the Adjourned Bondholder Meeting.
                                                           If Resolution is passed, execution of
                                                           the Supplemental Trust Deed. Notice of
                                                           Results. As soon as practicable after
                                                           the Bondholder Meeting, notice of
                                                           results of Bondholder Meeting published
                                                           in Het Financieele Dagblad, and
                                                           Euronext Amsterdam Official Price List,
                                                           and on Bloomberg and Reuters IIIA.
                                                           Anticipated date of court meeting and
                                                           extraordinary general meeting of Corus
                                                           Shareholders to approve the Scheme.

Thursday 22 March,                   16:00 CET             Adjourned Meeting Submission Date.
                                                           Final 2007 date of submission of Voting
                                                           Instructions for Adjourned Bondholder
                                                           Meeting.

Monday 26 March, 2007                10:00 CET             Adjourned Bondholder Meeting (if
                                                           required). If the Resolution is passed,
                                                           execution of the Supplemental Trust
                                                           Deed. Notice of Results. As soon as
                                                           practicable after the Adjourned
                                                           Bondholder Meeting, notice of results
                                                           of Adjourned Bondholder Meeting
                                                           published in Het Financieele Dagblad,
                                                           and Euronext Amsterdam Official Price
                                                           List, and on Bloomberg and Reuters IIIA.

Monday 2 April, 2007                 Business hours        Anticipated Effective Date. Fixing of
                                                           Dutch hours Guilder/Pound Sterling FX
                                                           rate at midday (London time)
Effective Date + 2 Business Days     Business Hours        Early Redemption Date

Wednesday 18 April, 2007             Close of Business     Backstop Date s
--------------------------------------------------------------------------------------------------

For further information:

A complete description of the terms and conditions of the Proposal is set out in the Consent Solicitation Statement. Further details on the transaction can be obtained from:

The Solicitation Agent:
Credit Suisse Securities (Europe) Limited

Liability Management Desk:              Convertible Bond Desk:
Paul Hawker                             Mark Hammarskjold
Tel: +4420 7883 6748                    Tel: +4420 7883 7718
paul.hawker@credit-suisse.com           mark.hammarskjold@credit-suisse.com

--------------------------------------------------------------------------------
Written copies of the Consent Solicitation Statement can be obtained from:

The Tabulation Agent:
ABN AMRO
Tel: +31 (0) 76 57 99 520
Fax: +31 (0) 76 578 3312
--------------------------------------------------------------------------------

The Solicitation Agent takes no responsibility for the contents of this announcement. This announcement must be read in conjunction with the Consent Solicitation Statement. This announcement and the Consent Solicitation Statement contain important information which should be read carefully before any decision is made in connection with the Proposal. If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, accountant or other independent financial adviser. The distribution of this announcement in certain jurisdictions (in particular the United States and Italy) may be restricted by law (as further described below). Persons into whose possession this announcement comes are required to inform themselves about, and to observe, any such restrictions.